Exhibit 99.58

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 14

HudBay Minerals urges shareholders to vote against SRM Nominee slate

Company files Management Information Circular for March 25, 2009 Special Meeting of Shareholders

For full details of HudBay Minerals’ position on the proposal to replace the current Board of Directors, please visit www.hudbayminerals.com/strongfuture.

Toronto, Ontario, February 27, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) urges shareholders to vote AGAINST the resolution to remove the current HudBay Board of Directors and replace them with nominees of SRM Global Master Fund Limited Partnership (“SRM”) at the company’s special meeting of shareholders scheduled for 10:00 a.m. ET on March 25, 2009 at the Design Exchange in Toronto.

“Our Board of Directors is the right board for the present and the future,” said Allen J. Palmiere, HudBay’s chief executive officer. “Our board has a clear strategy to build long-term value for all shareholders while protecting the financial strength of the company.”

The HudBay Minerals Board is a highly qualified Board that is well-positioned to provide strong leadership for all the company’s shareholders, and its stakeholders. Board members have an average of 27 years of experience in the mining industry (including as advisors to mining companies), an average of 12 years of experience as independent directors of public companies, and are all committed to high standards of corporate governance.

The special meeting of shareholders was requisitioned by SRM, a Monaco-based hedge fund that proposes to replace the current Board with its own slate of nominees. SRM did not accept HudBay’s offer to nominate two directors to HudBay’s Board. Not only would SRM’s proposal allow it to gain control over HudBay Minerals without paying the company’s other shareholders any compensation, it would place the company in the hands of a group that has not articulated a long-term strategy for growth. Instead, SRM has on several occasions asked HudBay Minerals to initiate a major share buyback program, a misguided tactic that, in the midst of today’s global economic crisis, could jeopardize HudBay’s long-term future.

In contrast, certain of the SRM Nominees lack mining and governance experience. Based on information provided to HudBay by SRM and other public sources, three of the eight SRM Nominees appear to have no significant mining industry experience, and five of the eight SRM Nominees appear to have no significant experience as independent directors of a Canadian public company.

“We believe SRM is motivated by a desire to cause a short-term increase in HudBay’s share price for their own benefit, is disregarding the best interests of HudBay, and is potentially destroying long-term shareholder value,” said Mr. Palmiere. “We understand from media reports that SRM is under pressure to improve its short-term investment results before some of its investors have the opportunity to withdraw their funds. Shareholders should be under no illusions that SRM’s efforts are anything other than an attempt to acquire control of HudBay without paying them a premium.”

HudBay Minerals has mailed a letter to its shareholders, appended to this news release, as well as a Management Information Circular, explaining the basis on which the Board of Directors has unanimously recommended that shareholders vote against the resolution proposed by SRM. The circular, along with a Notice of Special Meeting, has been filed on SEDAR (www.sedar.com), and posted to HudBay’s website (www.hudbayminerals.com/strongfuture). The company will also host a conference call and webcast today at 10:00 a.m. ET (see details below).

Conference Call and Webcast

Date:	Friday, February 27, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-915-5762 or 800-731-5774
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21298451#

The conference call replay will be available until midnight (Eastern Time) on March 25, 2009. An archived audio webcast of the call also will be available on HudBay Minerals’ website.

Voting Instructions for BENEFICIAL (NON-REGISTERED) SHAREHOLDERS

If your common shares are held in a brokerage account a BLUE voting instruction form or BLUE proxy was mailed to you. Only vote the BLUE voting instruction form or BLUE proxy as follows:

Canadian Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your BLUE proxy to (905) 507-7793 or toll free at 1-866-623-5305 to ensure it is received before the deadline.

U.S. Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Voting Instructions for REGISTERED SHAREHOLDERS

If the common shares are held in your own name, fax the BLUE proxy to Equity Transfer & Trust Company at 416-595-9593 or Kingsdale at 416-867-2271 or 1-866-545-5580 or visit www.voteproxyonline.com and enter your control number.

For assistance in voting your BLUE proxy, please contact HudBay’s proxy solicitation agent, Kingsdale Shareholder Services Inc., at toll-free 1-866-581-0508 or 1-416-867-2272.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the shareholders’ meeting scheduled for March 25, 2009, the intentions of SRM, and the strategy and intentions of HudBay and its board of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

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News Release 2009 – No. 14: HudBay Minerals urges shareholders to vote against SRM Nominee slate

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-P)

(HBM-G)

For further information, please contact:

Investor Relations contact:	Media contact:
HudBay Minerals Inc.	Barnes McInerney Inc.
Annemarie Brissenden	John Vincic
Manager, Investor Relations	Executive Vice President
(416) 362 0615	(416) 367-5000 ext. 249
Email: annemarie.brissenden@hudbayminerals.com	Email: jvincic@barnesmcinerney.com

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News Release 2009 – No. 14: HudBay Minerals urges shareholders to vote against SRM Nominee slate

Appendix: Letter to Shareholders

Dear HudBay Shareholder:

Your company is under siege. SRM Global Master Fund Limited Partnership (“SRM”), a Monaco-based hedge fund, wants to take control of the board of directors of HudBay Minerals Inc. (“HudBay”).

We believe that by replacing the board of directors of HudBay (the “Board”) with its own slate of nominees, SRM would gain control of HudBay and its business, including hiring management and creating and executing an undisclosed business plan. HudBay’s current Board is the board for the present and the future. Your Board has a clear strategy to build long-term value for your investment in HudBay. The Board unanimously recommends that you submit the enclosed BLUE form of proxy to send a message, loud and clear, that you are AGAINST SRM’s proposal to remove your current Board.

Control Without a Premium

A meeting of the shareholders of HudBay has been scheduled for 10:00 a.m. (Eastern Time) on March 25, 2009 at the Design Exchange (Trading Floor), 234 Bay Street, Toronto Dominion Centre, Ernst & Young Tower, Toronto, Ontario, M5K 1B2. The meeting will be held to consider a proposal from SRM to remove your current Board and replace them with SRM’s nominees (the “SRM Nominees”), nominees that we believe are not up to the task of leading HudBay into the future. You have a very clear choice ahead of you at the upcoming meeting: either support the current management and Board, or turn your company over to SRM and its hand-picked inexperienced nominees.

HudBay has offered to place two of SRM’s Nominees on the HudBay Board; an offer which SRM did not accept. Instead, SRM is focused on advancing its own agenda at the expense of other HudBay shareholders. By replacing the current Board with its own slate of nominees, SRM would gain control of HudBay without any compensation being paid to other shareholders. In most acquisitions of control, shareholders receive a significant premium to the current share price in exchange for relinquishing control of their company. SRM is offering no such premium. If SRM is interested in controlling your company, let them make a premium offer on the open market instead of attempting to gain control through the back door.

Our Strategy

HudBay has one of the strongest financial positions in its Canadian peer group. Your Board’s strategy has been to use this competitive advantage to the benefit of all stakeholders by acquiring attractive mining assets at low prices, while preserving HudBay’s financial strength and preserving our core assets and operations in Manitoba. We did this with the proposed acquisition of Lundin Mining Corporation (“Lundin”) – a transaction that would have provided HudBay with significant enhanced potential for near-term and long-term growth. We seized the opportunity to acquire Lundin to gain access to a strong group of producing assets in low-risk jurisdictions like Portugal and Sweden.

Your Board carefully considered all aspects of the Lundin acquisition. In its review, consideration, negotiation and approval of the arrangement agreement with Lundin, your Board followed good corporate governance practices and fully complied with all of the legal obligations that it owes to HudBay and its shareholders. In arriving at the conclusion that the Lundin acquisition was in the best long-term interests of HudBay and its shareholders, the Board relied on the following:

•	The strength and geographic diversity of Lundin’s assets;

•

The acquisition was structured to preserve HudBay’s all important cash balances that are of paramount importance to survive the current economic environment and develop new assets like the Lalor project;

•	The drop in Lundin’s share price, which your Board believed unduly discounted Lundin’s business;

•	Over 560 person-days of due diligence conducted by HudBay’s management, advisors and consultants in the seven jurisdictions in which Lundin has assets and operations;

•	The fairness opinion delivered by GMP Securities L.P. to the Special Committee; and

•	The involvement and unanimous recommendation of the Special Committee.

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Your Board carefully considered the issue as to whether a HudBay shareholders’ meeting should be called to approve the Lundin acquisition. Over the course of negotiations, Lundin made it clear it would not proceed with the proposed transaction if HudBay chose to hold a shareholder vote on the matter. Lundin was not prepared to put itself “in play” and a high degree of deal certainty was a fundamental objective of Lundin. Accordingly, when considering whether to agree to a transaction with Lundin, your Board had two choices: either walk away from a compelling and long-term value-enhancing acquisition or proceed without a HudBay shareholder vote. Your Board was thoroughly advised as to the legal and regulatory requirements of Canadian public companies and concluded that HudBay was not legally required to seek shareholder approval of the Lundin acquisition. In choosing to proceed, your Board ultimately concluded that the attractiveness of the Lundin acquisition justified foregoing a HudBay shareholder vote.

On December 10, 2008, the Toronto Stock Exchange (“TSX”) accepted notice of the Lundin acquisition, without imposing a condition that it be approved by HudBay shareholders. On January 23, 2009, the Ontario Securities Commission (“OSC”), overruled the decision of the TSX and concluded that the TSX should have used its broad and far-reaching discretionary authority to require a HudBay shareholder vote.

HudBay has engaged in consultations with many of its shareholders regarding the Lundin acquisition. The HudBay Board received very strong feedback from many of its shareholders indicating that they would vote against the Lundin acquisition if the vote was put to them. This negative shareholder sentiment is further evidenced by the market reaction to the announcement of the signing of the Arrangement Agreement on November 21, 2008 whereby the HudBay share price dropped by 40% and the subsequent rebound in HudBay’s share price following the OSC’s announcement that a HudBay shareholder vote would be required to approve the Lundin acquisition. Further, many financial analysts have been negative regarding the Lundin acquisition. In addition, HudBay’s advisors have indicated that, based on discussions with significant and influential HudBay shareholders and their experience in similar situations, the shareholders of HudBay would not approve the Lundin acquisition if put to a vote. Based on the foregoing, the Board determined that the HudBay shareholders did not approve of the Lundin acquisition and accordingly a decision to agree to terminate the Lundin acquisition was made by your Board. HudBay will, however, retain its 19.9% ownership stake in Lundin that it acquired on December 11, 2008.

In consideration of terminating the Lundin acquisition and in recognition of HudBay’s ownership position in Lundin, HudBay received favourable concessions from Lundin that would not have otherwise been available to HudBay had the Lundin acquisition proceeded to a vote of HudBay shareholders and was subsequently voted down. HudBay was also successful in negotiating that it would not be required to pay any break fee or other costs associated with the termination of the Lundin acquisition. Under the circumstances, the HudBay Board concluded that in light of the above, it was in the best interests of HudBay to terminate the Lundin acquisition and not hold a vote of HudBay shareholders to consider the matter.

Listening to HudBay Shareholders and Enhancing Corporate Governance

Your Board has been listening to shareholders and considering opportunities to improve on its already high standards of corporate governance. In that regard, the Board has determined to implement the following changes:

•

At the next Annual General Meeting of the HudBay shareholders, you will be asked to approve an amendment to HudBay’s by-laws to require shareholder approval when, in connection with an acquisition, the Company proposes to issue common shares in excess of 25% of the common shares then outstanding;

•	HudBay will adopt meaningful share ownership guidelines for executive officers and directors of the Company consistent with those of Canadian mining issuers of a similar size;

•	Any new stock option plan implemented by HudBay will include performance-based vesting thresholds consistent with those of Canadian mining issuers of a similar size; and

•

HudBay will adopt the Canadian Coalition on Good Governance’s guidelines on majority voting, whereby director nominees who receive more than 50% of votes as “withheld” will offer to resign from the Board.

In addition, the Corporate Governance and Nominating Committee will undertake a selection process to recruit additional director candidates who possess appropriate background and experience in corporate governance.

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Your Board believes that the limitation on dilution without a shareholder vote, in particular, will place HudBay at the forefront of current governance best practices. Your Board is listening to shareholders and is committed to the highest standards of corporate governance.

The Way Forward

SRM is a hedge fund which we understand from media reports is under pressure to improve its short-term investment results before some of its investors have the opportunity to withdraw their funds. This short-term objective may conflict with what is in the long-term best interests of HudBay and its shareholders.

On several previous occasions SRM requested that HudBay utilize its cash balances to conduct a major share repurchase program. SRM has proposed no other meaningful strategies whatsoever for HudBay’s future. In the midst of the current global economic crisis and commodity price environment, HudBay’s cash balance is a precious asset that cannot be replicated. It is unclear how long the current depressed metals market will last and HudBay could experience substantial negative cash flow after sustaining capital expenditures are considered. In addition, HudBay’s lenders have refused to renew HudBay’s $80 million undrawn credit facility that is due to expire February 28, 2009 because of uncertainty regarding the strategic direction of HudBay and concern that a new Board might distribute much of HudBay’s cash to shareholders. Your Board continues to believe that SRM’s proposed strategy of spending cash on a major share repurchase program would be misguided and not in the best interests of HudBay or its shareholders.

Certain of the SRM Nominees Lack Industry and Governance Experience

Based on biographies provided to HudBay by SRM and other public sources, three of the eight SRM Nominees appear to have no significant mining industry experience (Messrs. Voorheis, Barraclough and Hibben). Five of the SRM Nominees appear to have no significant experience as independent directors of a Canadian public company (Messrs. Jones, Knowles, Gordon, Barraclough and Hibben). In addition, only Messrs. Jones, Gordon and Knowles have experience in senior management positions with mining companies and if appointed, Mr. Jones and Mr. Gordon will lack independence given their recent former employment at HudBay. Further, if as presumed by the Board, Mr. Knowles is appointed to management, he too would lack independence. The majority of the SRM Nominees have no working knowledge of HudBay, its business or strategy.

HudBay’s Current Directors are the Board for the Present and the Future

HudBay’s current directors have extensive experience in the mining industry (including as advisors to mining companies), with an average of 27 years of experience, and equally deep experience as independent public company directors, with an average of 12 years of experience. They are committed to high standards of corporate governance and to creating long-term value for all of HudBay’s shareholders.

In today’s uncertain times, HudBay needs a strong Board that is experienced and focused on long-term success. SRM proposes to install, for the most part, an SRM-controlled, inexperienced board for the purposes of carrying out an undisclosed plan that could jeopardize HudBay’s long-term future. THIS IS NOT THE TIME TO TURN HUDBAY OVER TO SRM AND THEIR HAND-PICKED SLATE OF NOMINEES. WE URGE YOU TO STOP SRM IN ITS ATTEMPT TO TAKE CONTROL OF HUDBAY. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE YOUR BLUE PROXY AGAINST THE REMOVAL OF THE CURRENT BOARD.

Regardless of the number of shares you own, you must take action and cast your vote today by completing and returning ONLY the BLUE proxy. If you have any questions or need assistance in casting your vote or completing your BLUE proxy, please call Kingsdale Shareholder Services Inc. at toll-free 1-866-581-0508 and they will be happy to help. Or, visit www.hudbayminerals.com/strongfuture for additional information.

Regards,

M. Norman Anderson	Allen J. Palmiere
Chairman	Chief Executive Officer

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